UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2023

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2023	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2023	12-31

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

/S/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 26, 2024

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2023	2022
Assets
Investments:
Investments, at fair value (see Note 5)	$3,270,823,075	$3,023,557,272
Investments, at contract value (see Note 6)	390,733,610	467,156,034
Total investments	3,661,556,685	3,490,713,306

Receivables:
Accrued interest and dividends	1,405,415	1,745,680
Employer contributions	—	211,918
Notes receivable from participants	52,418,001	48,837,380
Due from brokers	9,893,184	19,639,995
Total receivables	63,716,600	70,434,973
Total assets	3,725,273,285	3,561,148,279

Liabilities
Administrative expenses payable	642,133	955,642
Due to brokers	26,822,252	50,851,673
Total liabilities	27,464,385	51,807,315

Net assets available for benefits	$3,697,808,900	$3,509,340,964

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2023
Additions:
Contributions:
Employer	$42,006,181
Participant	152,780,330
Total contributions	194,786,511

Investment income:
Interest and dividends	50,866,874
Net change in fair value of investments	374,910,749
Total investment income	425,777,623

Interest income on notes receivable from participants	2,848,556

Deductions:
Distributions to participants	(430,873,689)
Administrative expenses	(4,071,065)
Total deductions	(434,944,754)

Increase in net assets available for benefits	188,467,936

Net assets available for benefits, beginning of year	3,509,340,964

Net assets available for benefits, end of year	$3,697,808,900

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Plan assets are held in trust under an arrangement with Fidelity Management Trust.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employees not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute, on a pre-tax basis, 6% of eligible earnings for each payroll period with automatic increases of 1% each April until the employee contribution rate reaches 10%. International Brotherhood of Electrical Workers (IBEW) Local 777 participants are automatically enrolled at 4% and have an automatic increase of 1% per year up to 10%. Automatic enrollment and annual increases can be changed by plan participants at any time. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. Subject to the FirstEnergy insider trading policy, a participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (unless otherwise provided by a collective bargaining agreement) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (unless otherwise provided by a collective bargaining agreement). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions.

FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 participants who receive a matching contribution of 80% on the first 4% of eligible contributions. All employer matching contributions are provided as shares in FE common stock, except for certain IBEW Local 777 participants whose matching contributions are made in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $36.66 and $41.94 at December 31, 2023 and 2022, respectively. The valuation per unit of the FE Common Stock Fund was $44.69 and $51.13 at December 31, 2023 and 2022, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus 1%. The range of interest rates on outstanding loan balances during the year ended December 31, 2023 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If a participant fails to make regularly scheduled payments, the participant has 90 days from the first missed scheduled repayment to pay the full amount in arrears. If full repayment of the amount in arrears doesn’t occur, the outstanding balance of the loan will be defaulted and become a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond April 1st of the year following the year you reach age 72 (73 for participants who reached 72 after December 31, 2022) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

Subsequent Events

Management evaluated subsequent events for the Plan through June 26, 2024, the date the financial statements were available to be issued.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recent Accounting Pronouncements

ASU 2022-03, "Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions " (Issued in June 2022): ASU 2022-03 clarifies current guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, and introduces new disclosure requirements for those equity securities subject to contractual restrictions. For public business entities, the guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, with early adoption permitted. Plan management currently expects no material impact of the pending adoption of ASU 2022-03 on the Plan's financial statements.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2023 or 2022, or during the year ended December 31, 2023.

There were no changes in valuation methodologies for assets measured at fair value during 2023.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2023 and 2022:

	December 31, 2023
	Level 1	Level 2	Total

Common Collective Trusts	$—	$2,010,277,469	$2,010,277,469

FE Common Stock Fund
FE Common Stock	383,478,557	—	383,478,557
Cash and Cash Equivalents	—	1,360,901	1,360,901
Total FE Common Stock Fund	383,478,557	1,360,901	384,839,458

Registered Investment Companies	550,527,422	151,357,996	701,885,418

Self-Managed Brokerage Accounts[1]	—	173,820,730	173,820,730

Total Investments at Fair Value[2]	$934,005,979	$2,336,817,096	$3,270,823,075

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2022
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,679,996,696	$1,679,996,696

FE Common Stock Fund
FE Common Stock	429,013,907	—	429,013,907
Cash and Cash Equivalents	—	1,836,356	1,836,356
Total FE Common Stock Fund	429,013,907	1,836,356	430,850,263

Registered Investment Companies	547,154,618	225,062,708	772,217,326

Self-Managed Brokerage Accounts[1]	—	140,492,987	140,492,987

Total Investments at Fair Value [2]	$976,168,525	$2,047,388,747	$3,023,557,272

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by Pacific Investment Management Company (PIMCO).

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2023 and 2022:

	2023	2022

Short-term investment fund	$10,607,181	$8,815,750
Synthetic GICs	380,126,429	458,340,284
Total Investments at contract value	$390,733,610	$467,156,034

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2023 and 2022, and for the year ended December 31, 2023:

	2023	2022

Net assets available for benefits per the financial statements	$3,697,808,900	$3,509,340,964
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(24,541,857)	(36,379,531)
Net assets available for benefits per Form 5500	$3,673,267,043	$3,472,961,433

Total investment income and interest income on notes receivable
from participants per the financial statements	$428,626,179
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	11,837,674
Investment income per Form 5500	$440,463,853

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	384,839,458
*	FIDELITY PURITAN FUND	Balanced fund	**	147,946,737
	BLACKROCK ACWI EX US - M	International stocks	**	49,305,985
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	23,692,586
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	84,531,241
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	102,774,689
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	114,337,504
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	114,036,883
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	83,934,818
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	67,202,676
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	80,037,316
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	96,400,200
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	78,114,710
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	47,694,965
	BLACKROCK LIFEPATH INDEX 2065 FUND L	Blend of stocks, fixed income	**	14,695,819
	DODGE & COX INTERNATIONAL FUND	International stocks	**	92,315,197
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	173,820,730
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	133,427,756
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	17,932,342
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	138,156,056
	MID CAP VALUE - I	Mid cap value stocks	**	38,719,254
	EQUITY INDEX - J	Large cap stocks	**	872,225,750
	VICTORY SMALL CAP FUND	Small cap value stocks	**	63,499,878

*	CAPITAL PRESERVATION FUND TOTAL
	STATE STREET STIF	Money market fund	**	$10,607,181
	ADVENT HEALTH SYSTEM	Corporate - 2.95%, 2029	**	637,444
	AMERICAN EXPRESS CO SR UNSEC SOFR	Corporate - 6.49%, 2031	**	546,150
	AMERICAN TOWER CORP SR UNSEC	Corporate - 5.80%, 2028	**	524,335
	AMERIPRISE FINANCIAL INC SR UNSEC	Corporate - 4.50%, 2032	**	1,994,922
	AMXCA 2022-4 A	Mortgage - 4.95%, 2027	**	1,306,650
	AMXCA 2023-2 A	Mortgage - 4.80%, 2030	**	1,623,746
	ANDREW W MELLON FOUNDATI UNSEC	Corporate - 0.95%, 2027	**	1,238,773
	AT&T INC SR UNSEC	Corporate - 2.55%, 2033	**	1,119,096
	BACCT 2023-A1 A1	Mortgage - 4.79%, 2028	**	1,609,098
	BANK 2018-BN12 ASB	Mortgage - 4.17%, 2061	**	1,049,741
	BANK 2019-BN21 ASB	Mortgage - 2.81%, 2052	**	1,404,559
	BANK 2020-BN25 A5	Mortgage - 2.65%, 2063	**	870,101
	BANK 2020-BN26 A4 WM29 WC3.5017	Mortgage - 2.40%, 2063	**	854,833

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.73%, 2027	**	2,210,177
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.66%, 2027	**	928,385
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.20%, 2026	**	1,954,045
	BANNER HEALTH UNSEC	Corporate - 2.34%, 2030	**	1,308,257
	BARCLAYS PLC SR UNSEC	Corporate - 5.50%, 2028	**	406,700
	BARCLAYS PLC SR UNSEC	Corporate - 2.65%, 2031	**	591,792
	BARCLAYS PLC SR UNSEC SOFR	Corporate - 2.85%, 2026	**	1,547,546
	BAT INTL FINANCE PLC SR UNSEC	Corporate - 1.67%, 2026	**	186,384
	BBCMS 2023-C19 A5	Mortgage - 5.45%, 2056	**	1,038,727
	BMARK 2019-B14 ASB	Mortgage - 2.96%, 2062	**	1,318,217
	BMARK 2020-B21 A5	Mortgage - 1.98%, 2053	**	1,304,646
	BNP PARIBAS 144A TSFR3M	Corporate - 2.82%, 2025	**	1,757,851
	BOEING CO/THE SNR S* ICE	Credit Default Swap - 1.00%, 2027	**	(26)
	BPCE SA SR PREFERRED 144A	Corporate - 1.00%, 2026	**	1,662,270
	BRIGHTHSE FIN GLBL FUND SEC 144A	Corporate - 1.55%, 2026	**	1,374,369
	CA ST UNIV-D	Municipals - 1.69%, 2029	**	1,035,106
	CARMX 2022-4 A3	Mortgage - 5.34%, 2027	**	1,406,505
	CASH COLLATERAL FUT BOS USD	Cash Equivalent - 5.23%, 2060	**	598,220
	CASH COLLATERAL ICE BOS USD	Cash Equivalent - 5.23%, 2060	**	1,829,587
	CCCIT 2018-A7 A7	Mortgage - 3.96%, 2030	**	2,262,957
	CGCMT 2015-GC29 AAB WM24	Cash Equivalent - 2.98%, 2048	**	235,028
	CITIGROUP INC SOFR SR UNSEC	Corporate - 2.56%, 2032	**	1,341,263
	CITIGROUP INC SR UNSEC SOFR	Corporate - 6.84%, 2026	**	3,024,878
	COMET 2022-A3 A	Mortgage - 4.95%, 2027	**	1,406,455
	COMET 2023-A1 A	Mortgage - 4.42%, 2028	**	1,097,870
	COMM 2014-CR19 ASB WM14	Cash Equivalent - 3.50%, 2047	**	221,295
	COMM 2014-UBS6 ASB WM14	Cash Equivalent - 3.39%, 2047	**	284,887
	COMM 2015-CR23 A3 WM15	Cash Equivalent - 3.23%, 2048	**	1,446,683
	COMM 2015-CR23 ASB WM15	Cash Equivalent - 3.26%, 2048	**	275,304
	COMM 2015-LC19 ASB	Cash Equivalent - 3.04%, 2048	**	241,654
	COMM 2015-LC21 ASB	Cash Equivalent - 3.42%, 2048	**	558,510
	COMM 2018-COR3 A3 WM28	Mortgage - 4.23%, 2051	**	942,825
	COMM 2019-GC44 ASB	Mortgage - 2.87%, 2057	**	1,409,241
	CONSTELLATION EN GEN LLC SR UNSEC	Corporate - 5.60%, 2028	**	1,353,659
	COOPERATIEVE RABOBANK UA SR NONPREF 144A	Corporate - 1.34%, 2026	**	1,415,353
	COPAR 2023-2 A3	Mortgage - 5.82%, 2028	**	923,624
	CSAIL 2015-C1 ASB WM15	Cash Equivalent - 3.35%, 2050	**	158,727
	CSAIL 2017-CX9 ASB	Mortgage - 3.26%, 2050	**	682,361
	DALLAS AREA RAPID TRN	Municipals - 1.35%, 2027	**	89,511

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DCENT 2023-A2 A	Mortgage - 4.93%, 2028	**	1,211,727
	DELL INT LLC / EMC CORP	Corporate - 6.10%, 2027	**	527,675
	DELL INT LLC / EMC CORP	Corporate - 6.02%, 2026	**	267,615
	DEUTSCHE BANK NY SOFR SR NON-PREF	Corporate - 3.55%, 2031	**	353,811
	DEUTSCHE BANK NY SR NON-PREF SOFR	Corporate - 7.15%, 2027	**	1,584,292
	DTE ELECT SECUR FND II SR SEC	Corporate - 5.97%, 2033	**	1,162,503
	DTE ELECTRIC CO SEC	Corporate - 3.00%, 2032	**	2,234,694
	EQUITABLE FINANCIAL LIFE SEC 144A	Corporate - 1.30%, 2026	**	1,630,131
	FED HOME LN BK BD (600MM)	Corporate - 1.05%, 2026	**	1,659,245
	FED HOME LN BK GLBL BD (300MM)	Corporate - 1.00%, 2026	**	3,232,361
	FHLMC DUS #WN-2407	Mortgage - 4.38%, 2028	**	843,957
	FHLMC DUS #WN-2427	Mortgage - 4.17%, 2028	**	243,519
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	858,671
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	247,451
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	1,156,578
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	28,669
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	473,147
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	129,841
	FHLMC GOLD 30YR GNT #G0-8857	Mortgage - 4.00%, 2049	**	552,891
	FHMS K065 A1 WM27 WC4.3550	Mortgage - 2.86%, 2026	**	711,888
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	2,259,369
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	220,528
	FHR 2950 FN SOFR30A+56.448BP	Cash Equivalent - 5.90%, 2035	**	59,506
	FHR 3185 GT SEQ WM26 WC6.43	Cash Equivalent - 6.00%, 2026	**	21,443
	FHR 3225 HF SOFR30A+62.448BP	Cash Equivalent - 5.96%, 2036	**	81,729
	FHR 3311 FN SOFR30A+41.448BP	Cash Equivalent - 5.75%, 2037	**	29,723
	FHR 3318 FL SOFR30A+51.448BP	Cash Equivalent - 5.85%, 2037	**	69,502
	FHR 3339 FL SOFR30A+69.448BP	Cash Equivalent - 6.03%, 2037	**	87,514
	FHR 3355 BF SOFR30A+81.448BP	Cash Equivalent - 6.15%, 2037	**	103,740
	FHR 3368 AF SOFR30A+83.448BP	Cash Equivalent - 6.17%, 2037	**	14,231
	FHR 3666 FC SOFR30A+84.448BP	Cash Equivalent - 6.18%, 2040	**	42,333
	FHR 3699 FD SOFR30A+71.448BP VA	Cash Equivalent - 6.05%, 2040	**	102,529
	FHR 3740 DF SOFR30A+59.448BP	Cash Equivalent - 5.93%, 2040	**	211,518
	FHR 3743 FA SOFR30A+71.448BP	Mortgage - 6.00%, 2040	**	313,490
	FHR 3747 WF SOFR30A+59.448BP VA	Cash Equivalent - 5.93%, 2040	**	290,893
	FHR 3751 FG SOFR30A+61.448BP	Mortgage - 5.95%, 2050	**	78,179
	FHR 3843 FE SOFR30A+66.448BP	Cash Equivalent - 6.00%, 2041	**	402,535

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3843 FG SOFR30A+66.448BP	Cash Equivalent - 6.00%, 2041	**	402,535
	FHR 3977 FB SOFR30A+63.448BP	Cash Equivalent - 5.97%, 2041	**	468,585
	FHR 3984 DF SOFR30A+66.448BP	Cash Equivalent - 6.00%, 2042	**	437,599
	FHR 4400 FA SOFR30A+51.448BP	Cash Equivalent - 5.85%, 2041	**	290,224
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	345,193
	FHR 4989 FA SOFR30A+46.448BP	Cash Equivalent - 5.25%, 2040	**	129,043
	FHR 4989 FB SOFR30A+46.448BP	Cash Equivalent - 5.40%, 2040	**	123,378
	FIN FUT US 2YR CBT 03/28/24	Future - 6.00%, 2024	**	10,500
	FIN FUT US 5YR CBT 03/28/24	Future - 6.00%, 2024	**	(1,633)
	FIN FUT US ULTRA 10YR CBT 03/19/24	Future - 6.00%, 2024	**	8,531
	FIN FUT US ULTRA 30YR CBT 03/19/24	Future - 6.00%, 2024	**	23,907
	FLORIDA POWER & LIGHT 1ST MTG	Corporate - 2.45%, 2032	**	606,274
	FN ARM AL7090 H15T1Y+223.8 9.49	Cash Equivalent - 5.95%, 2037	**	194,884
	FNMA PASS THRU 15YR #MA3897	Mortgage - 3.00%, 2035	**	359,167
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	161
	FNMA PASS THRU 20YR #AL6722	Mortgage - 5.00%, 2030	**	177,160
	FNMA PASS THRU 30YR #848210	Mortgage - 5.50%, 2035	**	62,881
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	41,723
	FNMA PASS THRU 30YR #890365	Mortgage - 5.50%, 2041	**	66,867
	FNMA PASS THRU 30YR #938504	Mortgage - 5.50%, 2037	**	33,474
	FNMA PASS THRU 30YR #BK8819	Mortgage - 4.00%, 2048	**	349,587
	FNMA PASS THRU 30YR #FM3241	Mortgage - 3.00%, 2050	**	1,655,936
	FNMA PASS THRU 30YR #FS4017	Mortgage - 3.00%, 2052	**	5,040,845
	FNMA PASS THRU 30YR #RA7326	Mortgage - 3.50%, 2052	**	14,481,409
	FNMA PASS THRU 30YR #SD8245	Mortgage - 4.50%, 2052	**	28,959,689
	FNMA PASS THRU 30YR #SD8265	Mortgage - 4.00%, 2052	**	37,438,915
	FNMA P-T DUS #AN5171	Mortgage - 3.29%, 2027	**	741,073
	FNMA P-T DUS #AN8612	Mortgage - 3.29%, 2028	**	701,303
	FNMA P-T DUS #AN9215	Mortgage - 3.43%, 2028	**	50,137
	FNMA P-T DUS #BS8896	Mortgage - 5.10%, 2028	**	1,137,456
	FNR 2005-13 FA SOFR30A+56.448BP	Cash Equivalent - 5.90%, 2035	**	149,612
	FNR 2005-29 JB WM33 WC7.0709	Cash Equivalent - 4.50%, 2035	**	19
	FNR 2006-129 FM SOFR30A+36.448BP	Cash Equivalent - 5.70%, 2037	**	28,356
	FNR 2007-109 GF SOFR30A+79.448BP	Cash Equivalent - 6.13%, 2037	**	212,296
	FNR 2007-25 FB SOFR30A+44.448BP	Cash Equivalent - 5.78%, 2037	**	15,135
	FNR 2007-27 FA SOFR30A+42.448BP	Cash Equivalent - 5.76%, 2037	**	2,243
	FNR 2007-38 FC SOFR30A+53.448BP	Cash Equivalent - 5.87%, 2037	**	66,443
	FNR 2007-70 FA SOFR30A+46.448BP	Cash Equivalent - 5.80%, 2037	**	42,697
	FNR 2008-12 FA SOFR30A+78.448BP	Cash Equivalent - 6.12%, 2038	**	337,566

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2010-111 FC SOFR30A+63.448BP	Cash Equivalent - 5.97%, 2040	**	42,950
	FNR 2010-115 FM SOFR30A+61.448BP	Cash Equivalent - 5.95%, 2040	**	272,912
	FNR 2010-117 FE SOFR30A+51.448BP	Cash Equivalent - 5.85%, 2040	**	30,226
	FNR 2010-135 LF SOFR30A+56.448BP	Cash Equivalent - 5.90%, 2040	**	145,049
	FNR 2015-79 FE SOFR30A+36.448BP	Cash Equivalent - 5.70%, 2045	**	650,666
	FNR 2015-87 BF SOFR30A+41.448BP	Cash Equivalent - 5.75%, 2045	**	398,609
	FNR 2016-11 CF SOFR30A+46.448BP	Cash Equivalent - 5.80%, 2046	**	780,191
	FNR 2016-40 AF SOFR30A+56.448BP	Cash Equivalent - 5.63%, 2046	**	606,864
	FNR 2016-64 KF SOFR30A+58.448BP	Cash Equivalent - 5.55%, 2046	**	586,073
	FNR 2016-82 FM SOFR30A+51.448BP	Cash Equivalent - 5.67%, 2046	**	817,203
	FNR 2016-87 AF SOFR30A+51.448BP	Cash Equivalent - 5.46%, 2046	**	913,816
	FORDL 2023-B A4	Mortgage - 5.87%, 2027	**	1,117,481
	FORDO 2022-D A4	Mortgage - 5.30%, 2028	**	1,823,587
	GA GLOBAL FUNDING TRUST 144A	Cash Equivalent - 1.00%, 2024	**	1,677,374
	GENERAL MOTORS COMPANY SNR S* ICE	Credit Default Swap - 5.00%, 2026	**	(331)
	GENERAL MOTORS COMPANY SNR S* ICE	Credit Default Swap - 5.00%, 2028	**	(580)
	GMALT 2023-3 A4	Mortgage - 5.44%, 2027	**	808,046
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	1,118,092
	GOLDMAN SACHS GROUP INC SOFR	Corporate - 6.13%, 2027	**	393,024
	GOLDMAN SACHS GROUP INC SOFR SR UNSEC	Corporate - 1.43%, 2027	**	832,309
	GOLDMAN SACHS GROUP INC SR UNSEC TSFR3M	Corporate - 3.69%, 2028	**	3,899,004
	GSMS 2015-GC32 A3 WM15	Mortgage - 3.50%, 2048	**	712,031
	GSMS 2019-GSA1 AAB	Mortgage - 2.99%, 2052	**	1,881,302
	HART 2023-C A4	Mortgage - 5.55%, 2029	**	1,445,992
	HARVEST OPERATIONS CORP UNSEC 144A	Cash Equivalent - 1.00%, 2024	**	1,283,292
	HAWAII ST-GB	Municipals - 0.85%, 2025	**	939,203
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 2.87%, 2032	**	1,669,120
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 5.21%, 2028	**	1,516,505
	HSBC HOLDINGS PLC SR UNSEC TSFR3M	Corporate - 3.97%, 2030	**	1,219,579
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Cash Equivalent - 3.50%, 2047	**	138,950
	JPMBB 2015-C27 ASB	Cash Equivalent - 3.02%, 2048	**	361,698
	JPMDB 2017-C7 A5 WM27 WC4.2015	Mortgage - 3.41%, 2050	**	1,208,904
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 4.57%, 2030	**	1,472,148
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 1.95%, 2032	**	654,940
	JPMORGAN CHASE & CO SR UNSEC TSFR3M	Corporate - 3.78%, 2028	**	2,731,196
	KKR GROUP FINAN CO XII 144A SR UNSEC	Corporate - 4.85%, 2032	**	786,802
	LA LOCAL GOVT ENVRN-A	Municipals - 4.28%, 2036	**	392,754
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 4.55%, 2028	**	1,889,585
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 3.57%, 2028	**	1,415,949

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MITSUBISHI UFJ FIN GRP SR UNSEC	Corporate - 1.41%, 2025	**	1,894,889
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.17%, 2032	**	2,864,901
	MORGAN STANLEY SOFR SR UNSEC	Corporate - 2.24%, 2032	**	1,561,877
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Cash Equivalent - 3.07%, 2048	**	170,576
	MSC 2021-L5 ASB	Mortgage - 2.43%, 2054	**	989,842
	MSWF 2023-2 A5	Mortgage - 6.18%, 2056	**	1,192,349
	NATWEST GROUP PLC SR UNSEC	Corporate - 1.64%, 2027	**	914,472
	NATWEST GROUP PLC SR UNSEC	Corporate - 4.89%, 2029	**	1,480,597
	NEW YORK ST URBAN DEV	Municipals - 1.35%, 2026	**	1,864,544
	NSTAR ELECTRIC CO SR UNSEC	Corporate - 5.60%, 2028	**	832,653
	PACIFIC GAS & ELECTRIC	Corporate - 3.00%, 2028	**	548,210
	PACIFIC GAS & ELECTRIC	Corporate - 5.45%, 2027	**	707,198
	PACIFIC GAS & ELECTRIC 1ST MTGE	Corporate - 6.10%, 2029	**	632,915
	PACIFIC LIFE GF II SEC 144A SOFR	Cash Equivalent - 5.94%, 2026	**	695,891
	PROV ST JOSEPH HLTH OBL SR UNSEC	Corporate - 5.40%, 2033	**	1,336,645
	REYNOLDS AMERICAN INC SR UNSEC SMR	Corporate - 4.45%, 2025	**	122,851
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	760,506
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	1,100,566
	SANTANDER UK GROUP HLDGS SR UNSEC SOFR	Corporate - 1.67%, 2027	**	1,274,701
	SBA TOWER TRUST 144A	Corporate - 6.60%, 2052	**	1,754,012
	SBA TOWER TRUST NT SEC 144A 2A C	Corporate - 3.87%, 2049	**	1,574,981
	SLMA 2005-7 A4 SOFR90A+41.161BP	Cash Equivalent - 5.75%, 2029	**	31,809
	SOCIETE GENERALE SR NON-PREFERRED 144A	Corporate - 2.63%, 2025	**	1,366,089
	STANDARD CHARTER SR UNSEC 144A	Corporate - 2.68%, 2032	**	1,139,574
	STIF FUND (USD) (FIDELITY)	Cash Equivalent - 5.53%, 2030	**	1,251,665
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate - 5.46%, 2026	**	1,228,447
	SUNTORY HOLDINGS LTD SR UNSEC 144A	Corporate - 2.25%, 2024	**	1,659,204
	SUTTER HEALTH UNSEC	Corporate - 1.32%, 2025	**	846,209
	SVENSKA HANDELSBANKEN SR NPREFERRED 144A	Corporate - 1.42%, 2027	**	1,092,320
	SYNIT 2023-A2 A	Mortgage - 5.74%, 2029	**	1,130,876
	TEXAS ELECTRIC MKT STABL SEC	Corporate - 4.27%, 2036	**	1,195,294
	TX NATURAL GAS SECZ	Municipals - 5.10%, 2035	**	1,131,822
	TX TRANSPRTN COM-REF	Municipals - 4.00%, 2024	**	1,067,393
	U S TREASURY NOTE	Cash Equivalent - 4.38%, 2024	**	41,786,149
	U S TREASURY NOTE	US Treasury - 0.38%, 2026	**	26,826,645

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY NOTE	US Treasury - 4.13%, 2028	**	918,298
	U S TREASURY NOTE	US Treasury - 5.00%, 2025	**	4,064,486
	U S TREASURY NOTE	US Treasury - 3.50%, 2030	**	1,381,929
	U S TREASURY NOTE	US Treasury - 4.38%, 2028	**	1,751,225
	U S TREASURY NOTE	US Treasury - 0.63%, 2027	**	264,759
	U S TREASURY NOTE	US Treasury - 0.38%, 2027	**	87,843
	U S TREASURY NOTE	US Treasury - 1.13%, 2028	**	5,201,706
	U S TREASURY NOTE	US Treasury - 0.75%, 2028	**	176,827
	U S TREASURY NOTE	US Treasury - 3.75%, 2030	**	2,684,789
	U S TREASURY NOTE	US Treasury - 0.50%, 2027	**	88,037
	UBS GROUP AG SR UNSEC 144A	Corporate - 2.10%, 2032	**	1,044,955
	UBS GROUP AG SR UNSEC 144A	Corporate - 4.70%, 2027	**	398,626
	UBS GROUP AG SR UNSEC 144A SOFR	Corporate - 6.54%, 2033	**	648,539
	UBS GROUP AG SR UNSEC 144A SOFR	Corporate - 3.09%, 2032	**	941,614
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2050	**	1,228,561
	UNITEDHEALTH GROUP INC SR UNSEC	Corporate - 4.25%, 2029	**	808,032
	UNIV OF CALIFORNIA-BG	Municipals - 1.32%, 2027	**	1,269,774
	UPMC SEC	Corporate - 5.04%, 2033	**	612,043
	UT ST-BABS-B	Cash Equivalent - 3.54%, 2025	**	1,254,197
	VERIZON COMMUNICATIONS INC SNR S* ICE	Credit Default Swap - 1.00%, 2028	**	(35)
	VERIZON COMMUNICATIONS INC SNR S* ICE	Credit Default Swap - 1.00%, 2028	**	(140)
	VM CASH CCP ICE BOS USD	Cash Equivalent - 0.01%, 2060	**	58,857
	VM CASH FUT DOM BOS USD	Cash Equivalent - 5.23%, 2060	**	258,753
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	2,849,572
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.00%, 2026	**	1,586,701
	WFCM 2015-C26 ASB WM15	Cash Equivalent - 2.99%, 2048	**	291,832
	WFCM 2015-C29 ASB WM15	Cash Equivalent - 3.40%, 2048	**	388,208
	WFCM 2015-C30 ASB WM25 WC4.53	Cash Equivalent - 3.41%, 2058	**	472,821
	WFCM 2016-C35 ASB WM16 WC0.0	Cash Equivalent - 2.79%, 2048	**	637,918
	WFCM 2017-C42 ASB	Mortgage - 3.49%, 2050	**	1,131,064
	WFCM 2018-C44 A5	Mortgage - 4.21%, 2051	**	1,446,097
	WISCONSIN ST GEN FUND	Municipals - 1.49%, 2029	**	866,266
	WOART 2023-C A4	Mortgage - 5.03%, 2029	**	808,342

	Capital Preservation Fund Total			$366,191,753

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ARTISAN MID CAP FUND
	BBF STIF	MONEY MARKET FUND	**	$2,697,029
	ARGENX SE SPONSORED ADR	COMMON STOCKS	**	3,110,396
	ARISTA NETWORKS INC	COMMON STOCKS	**	1,785,637
	ARTHUR J GALLAGHAR AND CO	COMMON STOCKS	**	1,519,514
	ASCENDIS PHARMA AS SPON ADR	COMMON STOCKS	**	3,034,387
	ATLASSIAN CORP PLC CLS A	COMMON STOCKS	**	4,137,813
	BENTLEY SYS INC CL B	COMMON STOCKS	**	1,466,989
	BJS WHSL CLUB HLDGS INC	COMMON STOCKS	**	806,653
	CELSIUS HOLDINGS INC	COMMON STOCKS	**	814,038
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCKS	**	3,869,536
	COSTAR GROUP INC	COMMON STOCKS	**	1,522,421
	DATADOG INC CL A	COMMON STOCKS	**	1,412,499
	DAYFORCE INC	COMMON STOCKS	**	1,648,870
	DECKERS OUTDOOR CORP	COMMON STOCKS	**	813,479
	DEXCOM INC	COMMON STOCKS	**	3,144,192
	DOMINOS PIZZA INC	COMMON STOCKS	**	962,557
	EQUIFAX INC	COMMON STOCKS	**	932,036
	ETSY INC	COMMON STOCKS	**	769,732
	EXACT SCIENCES CORP	COMMON STOCKS	**	2,030,825
	FIVE BELOW INC	COMMON STOCKS	**	1,498,088
	FORTIVE CORP	COMMON STOCKS	**	1,931,978
	GLOBAL PAYMENTS INC	COMMON STOCKS	**	1,659,636
	HALOZYME THERAPEUTICS INC	COMMON STOCKS	**	632,977
	HUBBELL INC	COMMON STOCKS	**	1,288,748
	HUBSPOT INC	COMMON STOCKS	**	2,898,636
	INGERSOLL RAND INC	COMMON STOCKS	**	2,911,619
	IRHYTHM TECHNOLOGIES INC	COMMON STOCKS	**	1,264,142
	JABIL INC	COMMON STOCKS	**	1,378,468
	KEYSIGHT TECHNOLOGIES INC	COMMON STOCKS	**	896,631
	LATTICE SEMICONDUCTOR CORP	COMMON STOCKS	**	3,507,314
	LIBERTY MEDIA CORP LIBERTY FORMULA ONE CL C	COMMON STOCKS	**	688,748
	LIVE NATION ENTERTAINMENT INC	COMMON STOCKS	**	1,531,670
	LULULEMON ATHLETICA INC	COMMON STOCKS	**	1,128,928
	MARKETAXESS HLDGS INC	COMMON STOCKS	**	569,008
	MONOLITHIC POWER SYS INC	COMMON STOCKS	**	2,374,887
	MSCI INC	COMMON STOCKS	**	1,070,210
	NU HOLDINGS LTD/CAYMAN ISLANDS	COMMON STOCKS	**	615,837

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NVR INC	COMMON STOCKS	**	749,048
	ON SEMICONDUCTOR CORP	COMMON STOCKS	**	1,973,563
	POOL CORP	COMMON STOCKS	**	910,654
	QUANTA SVCS INC	COMMON STOCKS	**	1,682,161
	REPLIGEN	COMMON STOCKS	**	1,732,013
	ROBLOX CORP	COMMON STOCKS	**	1,273,531
	ROCKWELL AUTOMATION INC	COMMON STOCKS	**	552,344
	RYAN SPECIALTY HOLDINGS INC	COMMON STOCKS	**	683,158
	SAIA INC	COMMON STOCKS	**	2,069,713
	SHOCKWAVE MEDICAL INC	COMMON STOCKS	**	1,383,084
	SHOPIFY INC CL A	COMMON STOCKS	**	1,864,770
	SPOTIFY TECHNOLOGY SA	COMMON STOCKS	**	1,977,941
	SYNOPSYS INC	COMMON STOCKS	**	2,544,171
	TAKE-TWO INTERACTV SOFTWR INC	COMMON STOCKS	**	961,837
	TRADEWEB MARKETS INC A	COMMON STOCKS	**	1,784,611
	TREX CO INC	COMMON STOCKS	**	1,914,105
	TWIST BIOSCIENCE CORP	COMMON STOCKS	**	497,979
	TYLER TECHNOLOGIES INC	COMMON STOCKS	**	2,037,499
	VEEVA SYS INC CL A	COMMON STOCKS	**	2,865,468
	VERISK ANALYTICS INC	COMMON STOCKS	**	1,183,551
	WESCO INTERNATIONAL INC	COMMON STOCKS	**	1,047,279
	WEST PHARMACEUTICAL SVCS INC	COMMON STOCKS	**	3,337,393
	WINGSTOP INC	COMMON STOCKS	**	807,714
	XYLEM INC	COMMON STOCKS	**	567,568
	ZSCALER INC	COMMON STOCKS	**	1,146,572

	Artisan Midcap Investor Fund Total			$101,873,855

	METWEST
	BBH STIF	Money market fund	**	$5,067,614
	ACE SEC CORP HOME EQUITY LN TR	ASSET BACKED SECURITIES - 6.11%, 2034	**	546,452
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	CORPORATE DEBT - 3.00%, 2028	**	82,169
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	CORPORATE DEBT - 3.30%, 2032	**	82,681
	AGL CLO 7 LTD	ASSET BACKED SECURITIES - 7.36%, 2034	**	579,732
	AIG CLO 2019-2 LTD	ASSET BACKED SECURITIES - 7.19%, 2033	**	595,283
	AIMCO CLO 11 LTD	ASSET BACKED SECURITIES - 6.79%, 2034	**	274,799

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AIR LEASE CORP	CORPORATE DEBT - 3.00%, 2030	**	88,717
	AIR LEASE CORP	CORPORATE DEBT - 3.25%, 2025	**	262,920
	AMERICAN ASSETS TRUST LP	CORPORATE DEBT - 3.38%, 2031	**	163,080
	AMERICAN HOMES 4 RENT LP	CORPORATE DEBT - 3.63%, 2032	**	152,249
	AMERICAN TOWER CORP	CORPORATE DEBT - 2.30%, 2031	**	12,402
	AMERICAN TOWER CORP	CORPORATE DEBT - 2.70%, 2031	**	167,448
	ANGEL OAK MORTGAGE TRUST 2022-6	MTGE BACKED SECURITIES - 4.30%, 2067	**	387,843
	ANGEL OAK MTG TR 2021-7 A1	MTGE BACKED SECURITIES - 1.98%, 2066	**	87,823
	ATHENE GLOBAL FUNDING	CORPORATE DEBT - 1.99%, 2028	**	129,474
	ATHENE GLOBAL FUNDING	CORPORATE DEBT - 2.72%, 2029	**	26,082
	ATHENE GLOBAL FUNDING	CORPORATE DEBT - 3.21%, 2027	**	100,941
	AVOLON HOLDINGS FUNDING LTD	CORPORATE DEBT - 2.53%, 2027	**	263,095
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.30%, 2032	**	269,457
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 3.82%, 2028	**	763,822
	BAT CAPITAL CORP	CORPORATE DEBT - 4.54%, 2047	**	437,605
	BAYER US FIN II LLC	CORPORATE DEBT - 4.63%, 2038	**	142,549
	BAYER US FIN II LLC	CORPORATE DEBT - 4.88%, 2048	**	101,204
	BAYER US FIN LLC	CORPORATE DEBT - 6.50%, 2033	**	206,683
	BEAR STEARNS ARM TR CSTR	MTGE BACKED SECURITIES - 5.68%, 2033	**	179,041
	BERRY GLOBAL INC	CORPORATE DEBT - 1.65%, 2027	**	72,026
	BX COML MTG TR 2022-CSMO	MTGE BACKED SECURITIES - 7.48%, 2027	**	414,778
	BX TR 2019-OC11	MTGE BACKED SECURITIES - 3.20%, 2041	**	114,897
	CA ST UNIV REV	MUNICIPAL BONDS - 5.06%, 2036	**	121,713
	CEDAR FDG XII CLO LTD / CEDAR FDG XII CLO LLC TSFR	ASSET BACKED SECURITIES - 6.72%, 2034	**	599,963
	CENTENE CORP	CORPORATE DEBT - 2.50%, 2031	**	374,809
	CHARTER	CORPORATE DEBT - 5.75%, 2048	**	88,748
	CHARTER	CORPORATE DEBT - 4.80%, 2050	**	243,833
	CHARTER	CORPORATE DEBT - 5.25%, 2053	**	108,881
	CITIGROUP INC	CORPORATE DEBT - 2.56%, 2032	**	246,127
	CITIGROUP INC	CORPORATE DEBT - 2.57%, 2031	**	59,795
	CITIGROUP INC	CORPORATE DEBT - 4.08%, 2029	**	101,056
	COLLEGIATE FDG SVCS ED LN TR	ASSET BACKED SECURITIES - 5.81%, 2035	**	642,144
	COMM 2020-CX MORTGAGE TRUST	MTGE BACKED SECURITIES - 2.17%, 2046	**	434,543
	CONNECTICUT AVE SECS TR 2021-R03	MTGE BACKED SECURITIES - 6.99%, 2041	**	493,528
	CPT MORTGAGE TRUST 2019	MTGE BACKED SECURITIES - 2.87%, 2039	**	206,629

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CROWN CASTLE INC	CORPORATE DEBT - 2.10%, 2031	**	142,530
	CSMC 2018-RPL9 TR	MTGE BACKED SECURITIES - 3.85%, 2057	**	340,497
	DOC DR LLC	CORPORATE DEBT - 2.63%, 2031	**	74,045
	DUKE ENERGY CAROLINAS LLC	CORPORATE DEBT - 3.75%, 2045	**	320,197
	DUKE ENERGY FLORIDA LLC	CORPORATE DEBT - 5.88%, 2033	**	21,559
	ENERGY TRANSFER LP	CORPORATE DEBT - 5.15%, 2045	**	166,871
	ENERGY TRANSFER LP	CORPORATE DEBT - 6.55%, 2033	**	41,241
	EVERSOURCE ENERGY	CORPORATE DEBT - 5.95%, 2029	**	246,105
	EXTRA SPACE STORAGE LP	CORPORATE DEBT - 2.40%, 2031	**	177,368
	FARMERS INSURANCE EXCHANGE	CORPORATE DEBT - 4.75%, 2057	**	230,641
	FEDERAL HOME LOAN BANKS	GOVERNMENT OBLIGATIONS - 5.30%, 2024	**	1,138,898
	FEDERAL HOME LOAN BANKS	GOVERNMENT OBLIGATIONS - 5.37%, 2024	**	1,198,921
	FEDERAL NAT MTG ASN GTD REM PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	45,742
	FEDERAL NAT MTG ASN GTD REM PA	ASSET BACKED SECURITIES - 5.95%, 2050	**	242,063
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.50%, 2047	**	19,231
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.00%, 2049	**	114,919
	FEDERAL NATL MTG AS GTD RE PTT CT	MTGE BACKED SECURITIES - 3.00%, 2048	**	121,691
	FEDERAL NATL MTG AS GTD RE PTT PA	MTGE BACKED SECURITIES - 3.50%, 2047	**	125,463
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	83,289
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	41,276
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	66,538
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2033	**	14,314
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2034	**	146,793
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	135,266
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	40,283
	FHLG 20YR	MTGE BACKED SECURITIES - 3.00%, 2038	**	84,654
	FHLG 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	357,881
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	199,849
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	833,400
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	708,022
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	14,686
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2052	**	279,154
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	290,356

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	159,035
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	111,593
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	220,731
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	82,471
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	541,798
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	198,420
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	405,510
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	67,188
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	61,355
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	247,057
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	36,141
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2052	**	603,961
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	38,382
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	64,362
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	9,449
	FNMA 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	60,908
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	4,447
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	316,719
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	555,410
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	349,855
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	647,258
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	414,763
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	126,840
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	1,560,391
	FNMA 30YR	MTGE BACKED SECURITIES - 2.46%, 2040	**	302,408
	FNMA 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	674,933

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	820,883
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	91,355
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	380,636
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	294,505
	FNMA 30YR	MTGE BACKED SECURITIES - 3.39%, 2029	**	274,655
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	12,947
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2044	**	224,655
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	49,448
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	43,155
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2043	**	86,316
	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2053	**	310,677
	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2046	**	922,184
	FNMA 30YR	MTGE BACKED SECURITIES - 5.00%, 2053	**	495,171
	FREDDIE MAC REMICS 2018-4846 PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	21,344
	FREDDIE MAC STACR REMIC TRUST 2022-DNA7	ASSET BACKED SECURITIES - 10.34%, 2052	**	247,828
	FRESENIUS MEDICAL CARE US FINANCE III INC	CORPORATE DEBT - 1.88%, 2026	**	207,774
	FUTURES CASH COLLATERAL	CASH COLLATERAL	**	539,000
	GCAT 2023-INV1 A1 TRUST	MTGE BACKED SECURITIES - 6.00%, 2053	**	610,150
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 3.25%, 2032	**	3,377
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 4.00%, 2030	**	71,173
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 4.00%, 2031	**	2,702
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 5.30%, 2029	**	154,104
	GNII 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	108,178
	GNII 30YR	MTGE BACKED SECURITIES - 3.50%, 2049	**	8,123
	GNII II	MTGE BACKED SECURITIES - 2.50%, 2054	**	1,401,550
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	260,371
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	37,350
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2046	**	221,986

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	172,803
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	112,421
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	122,527
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	167,620
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	30,433
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	114,956
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	53,527
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	33,739
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	150,138
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	118,257
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	67,449
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	80,000
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	26,477
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2054	**	1,366,776
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	202,744
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2048	**	95,523
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2054	**	1,143,017
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2047	**	41,544
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2046	**	131,884
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2044	**	107,128
	GNII II	MTGE BACKED SECURITIES - 5.50%, 2054	**	729,498
	GOLDMAN SACHS GROUP INC (THE)	CORPORATE DEBT - 5.85%, 2024	**	89,887
	GOLDMAN SACHS GROUP INC (THE)	CORPORATE DEBT - 1.54%, 2027	**	49,886
	GOLDMAN SACHS GROUP INC (THE)	CORPORATE DEBT - 1.43%, 2027	**	534,811
	GOVERNMENT NAT MTG AS REMIC PT	MTGE BACKED SECURITIES - 2.63%, 2039	**	287,881

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GOVERNMENT NATL MTG ASN MLFY R	MTGE BACKED SECURITIES - 3.50%, 2048	**	110,285
	GS MTG BACKED SECS TR 2018-RPL1 A1A	MTGE BACKED SECURITIES - 3.75%, 2057	**	295,018
	GS MTG SECS CORP	ASSET BACKED SECURITIES - 6.12%, 2035	**	197,107
	GS MTG-BACKED SECS TR 2022-PJ6	MTGE BACKED SECURITIES - 3.00%, 2053	**	793,934
	HCA INC	CORPORATE DEBT - 5.13%, 2039	**	219,169
	HEALTHCARE REALTY HOLDINGS	CORPORATE DEBT - 2.05%, 2031	**	3,870
	HEALTHCARE REALTY HOLDINGS	CORPORATE DEBT - 3.10%, 2030	**	21,855
	HEALTHCARE REALTY HOLDINGS	CORPORATE DEBT - 3.63%, 2028	**	38,709
	HEALTHCARE REALTY HOLDINGS	CORPORATE DEBT - 3.88%, 2025	**	198,875
	HSBC HOLDINGS PLC	CORPORATE DEBT - 2.21%, 2029	**	274,972
	HSBC HOLDINGS PLC	CORPORATE DEBT - 2.80%, 2032	**	204,529
	HSBC HOLDINGS PLC	CORPORATE DEBT - 6.25%, 2034	**	159,436
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 3.25%, 2030	**	91,069
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 3.95%, 2027	**	29,299
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 4.65%, 2029	**	8,112
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 5.95%, 2028	**	53,030
	HUDSON YDS 2019-30HY MTG TR A	MTGE BACKED SECURITIES - 3.23%, 2039	**	194,834
	HUDSON YDS 2019-55HY MTG TR	MTGE BACKED SECURITIES - 2.94%, 2041	**	229,465
	HVMLT 2005-9 2A1A TSFR1M+79.448	MTGE BACKED SECURITIES - 6.15%, 2035	**	326,682
	INDIANA MICHIGAN POWER CO	CORPORATE DEBT - 4.55%, 2046	**	178,848
	INTERNATIONAL FLAVS & FRAG INC	CORPORATE DEBT - 2.30%, 2030	**	202,585
	INTERNATIONAL FLAVS & FRAG INC	CORPORATE DEBT - 3.27%, 2040	**	7,156
	INTERNATIONAL FLAVS & FRAG INC	CORPORATE DEBT - 5.00%, 2048	**	76,387
	INTERNATIONAL TRANSMISSION CO	CORPORATE DEBT - 4.63%, 2043	**	531,700
	INVITATION HOMES OPERATING PARTNERSHIP LP	CORPORATE DEBT - 2.00%, 2031	**	248,277
	INVITATION HOMES OPERATING PARTNERSHIP LP	CORPORATE DEBT - 4.15%, 2032	**	4,595
	J P MORGAN MTG TR 2021-12	MTGE BACKED SECURITIES - 2.50%, 2052	**	776,077
	J.P. MORGAN MORTGAGE TRUST 2021-14	MTGE BACKED SECURITIES - 2.50%, 2052	**	790,331

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC	CORPORATE DEBT - 3.00%, 2029	**	79,164
	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC	CORPORATE DEBT - 3.00%, 2032	**	40,708
	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC	CORPORATE DEBT - 6.50%, 2052	**	221,210
	JP MORGAN CHASE COML MTG SECS TR 19-OSB A	MTGE BACKED SECURITIES - 3.40%, 2039	**	193,602
	JP MORGAN MORTGAGE TRUST 2021-13 A3	MTGE BACKED SECURITIES - 2.50%, 2052	**	736,455
	JPMORGAN CHASE & CO	CORPORATE DEBT - 0.97%, 2025	**	180,674
	JPMORGAN CHASE & CO	CORPORATE DEBT - 1.58%, 2027	**	276,847
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.07%, 2029	**	208,363
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.74%, 2030	**	106,695
	JPMORGAN CHASE & CO	CORPORATE DEBT - 1.04%, 2027	**	160,836
	LXP INDUSTRIAL TRUST	CORPORATE DEBT - 6.75%, 2028	**	36,774
	MAGALLANES INC	CORPORATE DEBT - 5.05%, 2042	**	268,882
	MAGALLANES INC	CORPORATE DEBT - 5.14%, 2052	**	224,889
	MET WEST:FLT RT INC;I	MUTUAL FUNDS	**	1,336,057
	MET WEST:HIGH YLD BD;I	MUTUAL FUNDS	**	1,035,581
	MHL 05-2 1A1	MTGE BACKED SECURITIES - 5.73%, 2035	**	44,086
	MKT 2020-525M MTG TR	MTGE BACKED SECURITIES - 2.69%, 2040	**	137,164
	MLCC 2004-A A1	MTGE BACKED SECURITIES - 5.70%, 2029	**	100,278
	MORGAN STANLEY	CORPORATE DEBT - 1.16%, 2025	**	514,879
	MORGAN STANLEY	CORPORATE DEBT - 2.48%, 2036	**	118,888
	MORGAN STANLEY CAPITAL I INC	ASSET BACKED SECURITIES - 6.05%, 2036	**	407,217
	MORGAN STANLEY	CORPORATE DEBT - 1.59%, 2027	**	73,711
	MORTGAGEIT TR 2005-5 A1 STEP	MTGE BACKED SECURITIES - 5.99%, 2035	**	207,573
	NATIONWIDE BUILDING SOC(UNGTD)	CORPORATE DEBT - 2.97%, 2028	**	153,444
	NATIONWIDE MUTUAL INSURANCE CO	CORPORATE DEBT - 7.94%, 2024	**	399,605
	NY NYC TRANS	MUNICIPAL BONDS - 5.51%, 2037	**	252,471
	NYC NY	MUNICIPAL BONDS - 5.99%, 2036	**	240,019
	ONE BRYANT PK TR 2019-OBP	MTGE BACKED SECURITIES - 2.52%, 2054	**	283,969
	ORACLE CORP	CORPORATE DEBT - 3.95%, 2051	**	302,263
	PALMER SQUARE CLO LTD	ASSET BACKED SECURITIES - 6.74%, 2035	**	598,481
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.35%, 2048	**	12,052
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.63%, 2035	**	39,553
	PILGRIMS PRIDE CORP NEW	CORPORATE DEBT - 3.50%, 2032	**	84,542
	PNC FINANCIAL SERVICES GRP INC	CORPORATE DEBT - 5.58%, 2029	**	61,280

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	PNC FINANCIAL SERVICES GRP INC SFRIX	CORPORATE DEBT - 6.04%, 2033	**	47,016
	PNC FINANCIAL SERVICES GRP INC SOFR	CORPORATE DEBT - 5.07%, 2034	**	210,369
	POTOMAC ELECTRIC POWER CO	CORPORATE DEBT - 3.60%, 2024	**	248,836
	PROGRESS RESIDENTIAL 2019-SFR4 TR	ASSET BACKED SECURITIES - 3.14%, 2036	**	502,568
	PROGRESS RESIDENTIAL TRUST	ASSET BACKED SECURITIES - 2.08%, 2038	**	489,195
	RAMP SER 2006 EFC2 TR	ASSET BACKED SECURITIES - 5.91%, 2036	**	378,698
	REXFORD INDUSTRIAL REALTY LP	CORPORATE DEBT - 2.15%, 2031	**	12,006
	ROCKFORD TOWER CLO 2019-1 LTD / ROCKFORD TOWER CLO	ASSET BACKED SECURITIES - 6.80%, 2034	**	598,180
	ROCKIES EXPRESS PIPELINE LLC	CORPORATE DEBT - 4.80%, 2030	**	228,750
	ROCKIES EXPRESS PIPELINE LLC	CORPORATE DEBT - 4.95%, 2029	**	95,618
	ROYAL BK SCOTLND GRP PLC	CORPORATE DEBT - 4.27%, 2025	**	69,752
	SANTANDER UK GROUP HOLDINGS PLC	CORPORATE DEBT - 1.09%, 2025	**	454,939
	SANTANDER UK GROUP HOLDINGS PLC	CORPORATE DEBT - 1.53%, 2026	**	195,830
	SEQUOIA MORTGAGE TRUST 2023-4	MTGE BACKED SECURITIES - 6.00%, 2053	**	608,976
	SEQUOIA MTG TR	MTGE BACKED SECURITIES - 6.11%, 2034	**	212,323
	SLC STUDENT LN TR 2008-1	ASSET BACKED SECURITIES - 7.22%, 2032	**	503,216
	SLM STUDENT LN TR 2008 5	ASSET BACKED SECURITIES - 7.45%, 2073	**	392,862
	SLM STUDENT LN TR 2008-2	ASSET BACKED SECURITIES - 6.80%, 2083	**	185,575
	SLM STUDENT LN TR 2008-4	ASSET BACKED SECURITIES - 7.45%, 2073	**	239,464
	SLM STUDENT LN TR 2012-7	ASSET BACKED SECURITIES - 6.10%, 2026	**	274,840
	SLMA 2007-7 A4	ASSET BACKED SECURITIES - 0.59%, 2022	**	223,466
	SOUTHWESTERN ELEC POWER CO	CORPORATE DEBT - 5.30%, 2033	**	125,002
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 5.15%, 2029	**	139,623
	STRUCTURED ASS MTG INVS II INC CSTR	MTGE BACKED SECURITIES - 4.77%, 2034	**	104,589
	SWAP COLLATERAL USD	CASH COLLATERAL	**	139,696
	TBA CASH COLLATERAL	CASH COLLATERAL	**	(33,000)
	TCW EMERGING MKT INCM LP	COMMINGLED POOLS	**	831,234
	TCW IRS SWAP 12M 30YR	INTEREST RATE SWAPS (IRS) - 0.00%, 2053	**	1,144,595

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TEACHERS INS&ANNUITY ASSN AMER	CORPORATE DEBT - 3.30%, 2050	**	73,734
	TIME WARNER CABLE LLC	CORPORATE DEBT - 5.50%, 2041	**	285,478
	TOWD PT MTG TR 2017-5 A1	MTGE BACKED SECURITIES - 5.76%, 2057	**	74,762
	TPMT 17-1 A1	MTGE BACKED SECURITIES - 2.75%, 2056	**	16,264
	TRANSCANADA PIPELINES LTD	CORPORATE DEBT - 4.63%, 2034	**	80,471
	TRANSCANADA PIPELINES LTD	CORPORATE DEBT - 5.85%, 2036	**	9,223
	TRK 2022-INV2 TR	MTGE BACKED SECURITIES - 4.35%, 2057	**	401,504
	UBS GROUP AG	CORPORATE DEBT - 2.59%, 2025	**	83,154
	UBS GROUP AG	CORPORATE DEBT - 3.09%, 2032	**	698,366
	UBS GROUP AG	CORPORATE DEBT - 6.54%, 2033	**	85,373
	UMBS 30YR	MTGE BACKED SECURITIES - 2.00%, 2054	**	1,430,926
	UMBS 30YR	MTGE BACKED SECURITIES - 2.50%, 2054	**	553,617
	UMBS 30YR	MTGE BACKED SECURITIES - 3.00%, 2054	**	1,239,219
	UMBS 30YR	MTGE BACKED SECURITIES - 3.50%, 2054	**	1,101,563
	UMBS 30YR	MTGE BACKED SECURITIES - 4.00%, 2054	**	3,028,499
	UMBS 30YR	MTGE BACKED SECURITIES - 4.50%, 2054	**	2,013,073
	UMBS 30YR	MTGE BACKED SECURITIES - 5.00%, 2054	**	1,064,249
	UMBS 30YR	MTGE BACKED SECURITIES - 5.50%, 2054	**	1,256,153
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 4.75%, 2053	**	1,990,496
	US 10YR ULTRA FUT MAR24	FUTURES - 0.00%, 2024	**	(1,770,234)
	US 2YR NOTE (CBT) FUT MAR24	FUTURES - 0.00%, 2024	**	29,857,539
	US 5YR NOTE (CBT) FUT MAR24	FUTURES - 0.00%, 2024	**	9,245,742
	US BANCORP DEL	CORPORATE DEBT - 4.84%, 2034	**	225,093
	US BANCORP DEL	CORPORATE DEBT - 5.84%, 2034	**	72,207
	US BANCORP DEL	CORPORATE DEBT - 5.85%, 2033	**	66,965
	US ULTRA BOND CBT FUT MAR24	FUTURES - 0.00%, 2024	**	5,343,750

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2024	**	1,402,371
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2024	**	507,581
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2024	**	3,500,996
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2024	**	3,502,426
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2024	**	1,244,276
	UST NOTES	GOVERNMENT OBLIGATIONS - 3.75%, 2028	**	1,428,386
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.25%, 2025	**	304,940
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.38%, 2028	**	1,611,668
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.38%, 2026	**	1,600,479
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.50%, 2033	**	3,148,481
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.88%, 2025	**	47,487
	VERUS SECURITIZATION TRUST 2021-7	MTGE BACKED SECURITIES - 1.83%, 2066	**	592,833
	VICI PROPERTIES LP / VICI NOTE CO INC	CORPORATE DEBT - 3.88%, 2029	**	50,525
	VICI PROPERTIES LP / VICI NOTE CO INC	CORPORATE DEBT - 4.50%, 2026	**	53,235
	VICI PROPERTIES LP / VICI NOTE CO INC	CORPORATE DEBT - 4.63%, 2025	**	19,645
	VICI PROPERTIES LP	CORPORATE DEBT - 4.95%, 2030	**	22,317
	VICI PROPERTIES LP	CORPORATE DEBT - 5.13%, 2032	**	173,515
	WAMU 05-AR2	MTGE BACKED SECURITIES - 6.09%, 2045	**	145,736
	WAMU 2005-AR1	MTGE BACKED SECURITIES - 6.11%, 2045	**	173,595
	WAMU MTG PASS THROUGH CTFS	MTGE BACKED SECURITIES - 6.46%, 2045	**	162,948
	WELLS FARGO & CO	CORPORATE DEBT - 2.39%, 2028	**	302,255
	WELLS FARGO & CO	CORPORATE DEBT - 4.90%, 2033	**	350,703
	WELLS FARGO & CO	CORPORATE DEBT - 5.57%, 2029	**	306,320
	WFHET 2004-1 1A	ASSET BACKED SECURITIES - 6.07%, 2034	**	644,851
	WILLIS NORTH AMERICA INC	CORPORATE DEBT - 5.35%, 2033	**	100,993

	Total Metwest Total Return Fund			$149,306,670

		Total Investments		3,637,014,828

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	52,418,001

$3,689,432,829
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 26, 2024

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee